Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

Change of Address of Principal Place of Business in Hong Kong

The board of directors (the “Board”) of Tuya Inc. (the “Company”) hereby announces that with effect from January 10, 2025, the address of the principal place of business in Hong Kong of the Company will change to Room 1912, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

By Order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, January 6, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

*	For identification purpose only